Exhibit 10.27

                                  GEORGE STEEL
                             EMPLOYMENT ARRANGEMENT


          Effective February 28, 1996, the Board of Directors of Scientific Software-Intercomp, Inc. approved the following employment arrangement with respect to George Steel.

          Mr. Steel shall receive a salary of $200,000 per annum, subject to annual review and possible increase by the Board of Directors and its Compensation Committee.

          Mr. Steel shall be entitled to a bonus with respect to 1996 of a percentage of the foregoing annual compensation based upon the financial performance of the Corporation in achieving its 1996 operating plan approved by the Board of Directors as follows:

                                               Percent  of  Base  Salary
                                               -------------------------
                              As  to:           Profit %     Cash Flow     Total
                                                --------     ---------     -----

               Less  than  60%  of  Plan                      0                0
               100%  of  Plan                     25%               25%      50%
               Over  140%  of  Plan               50%               50%     100%

To the extent that the achievement by the Corporation with respect to its 1966 operating plan is greater than 60 percent of profit or cash flow but less than 100 percent, Mr. Steel's bonus percent of base salary applicable to profit or cash flow will be a pro rata portion of 25 percent determined on a linear basis and similarly if the Corporation's achievement is greater than 100 percent but less than 140 percent, the bonus percent will be a pro rata portion of 140 percent determined on a linear basis. The definition of cash flow for purposes of the foregoing shall be agreed upon by Mr. Steel and the Chairman and Chief Executive Officer of the Corporation. Profits and cash flow shall not include any recovery of revenues previously written off. The bonus plans of Mr. Steel for years subsequent to 1996 shall be as agreed upon by him and the Board of Directors and its Compensation Committee.

          Mr. Steel shall be entitled to other fringe benefits of a nature consistent with those provided to other senior executives of the Corporation including its Chairman and Chief Executive Officer.

          Mr. Steel shall be entitled to an option to purchase 100,000 shares of the Corporation's common stock at $2.875 per share, which was the market price of such stock on January 15, 1996 when Mr. Steel's employment by the Corporation commenced, and which option shall contain other terms and conditions consistent with options granted to other senior executives of the Corporation including its Chairman and Chief Executive Officer.

          In the event that on or before January 15, 1999, there is (i) a change of control of the Corporation involving a change in the composition of a majority of the members of its Board of Directors, other than a change resulting from natural attrition factors, and if as a result thereof the employment of Mr. Steel is terminated without cause, (ii) a bankruptcy liquidation of the Corporation, or (iii) a change of control of the Corporation resulting from an acquisition and if as a result thereof the employment of Mr. Steel is terminated without cause or Mr. Steel resigns his employment with the Corporation, the Corporation shall (a) pay to him as severance one year's annual salary at the rate thereof at the time of such termination, (b) reimburse him for any loss realized on the sale of his Denver home purchased in connection with his commencement of employment with the Corporation, which sale is necessitated as a result of a change in his place of employment, and further reimburse him for all out-of-pocket moving and travel expenses reasonably and actually incurred by him and his descendants in order to relocate his residence at that time to Scotland,
(c) include him and his dependents within the Corporation's or comparable medical insurance and other medical benefits coverage for one year following such termination as if he had continued to be employed, and (d) cause all of his Corporation stock options to become fully vested and to be exercisable during the remaining term thereof irrespective of the termination of his employment.